Exhibit (e)(13)

September 14, 2012

Michael Hyatt Chair of Transactions Committee Schiff Nutrition International, Inc. 2022 South 5070 West Salt Lake City, Utah 84104

cc: Scott Milsten, General Counsel

Dear Michael:

This letter (the “Letter Agreement”) will confirm the understanding and agreement between Rothschild Inc., together with its affiliates, successors and assigns, as appropriate (“Rothschild”), and Schiff Nutrition International, Inc., together with its subsidiaries and affiliates (the “Company”), pursuant to which Rothschild is pleased to accept its engagement by the Company.

1. Services to be Rendered. The Company hereby engages Rothschild as its financial advisor for the purpose of:

(a)	advising the Company with respect to the potential sale, merger or other business/strategic combination involving the acquisition of the Company;

(b)	as requested by the Company, assisting the Company in its assessment of the financial aspects of a Transaction (as defined below) and, if the Company determines to pursue a Transaction, in its development of a plan for accomplishing such Transaction;

(c)	assisting the Company in structuring a Transaction;

(d)	as requested by the Company, participating on the Company’s behalf in negotiations concerning the financial aspects of a Transaction;

(e)	after the execution of an agreement for a Transaction, assisting the Company in conducting any “go-shop” (i.e., post-signing market check) process that may be provided by such agreement;

(f)	assisting management in making presentations to the Board of Directors of the Company (the “Board of Directors”) concerning the financial aspects of any proposed Transaction, as appropriate; and

(g)	providing such other investment banking and financial advisory services as the Company and Rothschild may from time to time agree upon.

The Company acknowledges that Rothschild is not providing any advice on tax, legal or accounting matters, and that the Company will seek the advice of its own professional advisors with respect to such matters and make an independent decision regarding any transaction contemplated herein based on such advice.

Rothschild Inc.

1251 Avenue of the Americas

New York, NY10020

www.rothschild.com

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2. Compensation. In connection with this engagement, the Company shall pay to Rothschild, immediately upon the consummation of a Transaction, a cash fee equal to 0.35% of the Consideration (as defined below) involved in the Transaction.

No fees or expenses payable to any other financial advisor either by the Company or by any other entity shall reduce or otherwise adversely affect the fees payable hereunder to Rothschild.

All fees payable hereunder are net of all applicable withholding and similar taxes and are payable in United States dollars.

For the purposes of this Letter Agreement, the term “Transaction” shall mean any transaction or series or combination of transactions whereby, directly or indirectly, more than 50% of the equity interests (calculated on a voting or economic basis) or assets of the Company are purchased or otherwise acquired by a party not affiliated with the Company, including, without limitation, a sale or exchange of capital stock or assets, a merger or consolidation, a leveraged buyout, a tender or exchange offer, the formation of a joint or collaborative venture or partnership or any other similar transaction.

The term “Consideration” shall mean the total amount of all cash and the fair market value of any securities, agreements or other property and any other consideration, including, without limitation, (i) consideration paid to the holders of any options, warrants, convertible securities or stock appreciation rights of the Company, whether or not vested (calculated net of any exercise price thereof to the extent so calculated in the applicable acquisition agreement for the Transaction), (ii) the present value (determined as of the closing of the Transaction) of any amounts, securities, agreements or other property to be paid contingent on future events or to be paid over time, and (iii) any amounts, securities, agreements or other property held in escrow, in each case paid or payable, directly or indirectly, in connection with a Transaction. Any amounts held in escrow shall be deemed paid at closing. Consideration shall be deemed to include the face amount of any indebtedness for borrowed money assumed, retired, repaid or defeased, directly or indirectly, in connection with, or which survive the closing of, a Transaction. “Consideration” shall also include the fair market value of (i) the equity securities of the Company retained by the Company’s security holders following such Transaction and (ii) any securities received by the Company’s security holders in exchange for or in respect of securities of the Company following such Transaction (all securities received by such security holders being deemed to have been paid to such security holders in such Transaction). Consideration also shall be deemed to include the aggregate amount of any dividends or other distributions declared by the Company with respect to its stock after the date of a definitive agreement but prior to the closing with respect to a Transaction, other than normal recurring cash dividends in amounts not materially greater than currently paid. The fair market value of any such securities (whether debt, equity, options or warrants) or other property or agreements shall be determined as follows: (a) the fair market value

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of securities that are freely tradable in an established public market shall be the last closing market price of such securities prior to the public announcement of a Transaction; and (b) the fair market value of securities which are not freely tradable or which have no established public market, or of property or agreements other than securities, shall be the fair market value thereof as mutually agreed in good faith by the Company and Rothschild. The present value of any contingent payments or payments to be made over time shall be based upon projections developed in connection with the proposed Transaction, discounted at a discount rate equal to the prime rate published in The Wall Street Journal on the third business day prior to the closing of the Transaction. If the consideration to be paid is computed in any foreign currency, the value of such foreign currency shall, for purposes hereof, be converted into U.S. dollars at the prevailing exchange rate on the date or dates on which such consideration is payable.

3. Expenses. In addition to the compensation payable pursuant to Paragraph 2 above, the Company shall reimburse Rothschild for all of Rothschild’s reasonable expenses incurred in connection with the performance of its engagement hereunder and the enforcement of this Letter Agreement including without limitation the reasonable fees, disbursements and other charges of Rothschild’s legal counsel and any other advisor retained by Rothschild (it being understood that the retention of any such advisor, other than legal counsel, will be made with the Company’s consent, which shall not be unreasonably withheld), if any, whether or not a Transaction is consummated; provided, that the aggregate legal expenses for which reimbursement is requested under this Paragraph 3 shall not exceed $50,000 without the prior consent of the Company (which consent shall not be unreasonably withheld); provided, further, that for the avoidance of doubt, the foregoing limitation shall in no way affect the Company’s obligations under the Indemnification Agreement (as defined herein). Reasonable expenses shall also include, but not be limited to, expenses incurred in connection with travel and lodging, data processing and communication charges, research and courier services.

4. Information.

(a)	The Company understands and agrees that subject to applicable law and legal or regulatory process, the services to be rendered by Rothschild pursuant to Paragraph 1 of this Letter Agreement and the advice, whether formal or informal, relating thereto are solely for the benefit and use of the Company. The Company agrees that any reports, recommendations or opinions, which are provided to the Company in the context of this engagement, shall not be summarized, excerpted from, disclosed publicly, made available to third parties or otherwise referred to, in whole or in part, without the prior written consent of Rothschild as to form and substance, except as required by law or judicial process. Any reference to Rothschild in a press release or other document shall be submitted to Rothschild for its approval as to form and substance prior to the distribution or dissemination thereof.

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(b)	The Company will cooperate with Rothschild and furnish to, or cause to be furnished to, Rothschild any and all information as Rothschild deems appropriate to enable Rothschild to render services hereunder (all such information being the “Information”) and will provide Rothschild with reasonable access to the officers, directors, employees, accountants, counsel and other representatives (collectively, the “Representatives”) of the Company. The Company recognizes and confirms that Rothschild (i) will use and rely solely on the Information supplied by the Company and its Representatives and on information available from generally recognized public sources in performing the services contemplated by this Letter Agreement without having assumed any obligation to verify or investigate independently the same; (ii) will be entitled to assume and rely upon the accuracy and completeness of the Information and such other information; (iii) does not assume responsibility for the accuracy or completeness of the Information and such other information; and (iv) has not been asked to and will not conduct a physical inspection of any properties or assets of the Company or any other party or make or obtain any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any other party. The Company represents and warrants that the information to be furnished by or on behalf of the Company, when delivered, to the best of its knowledge, will be true and correct in all material respects and will be prepared in good faith. Without limitation of the foregoing, the Company also represents and warrants that any projections or forecasts prepared by the Company and provided to Rothschild will have been prepared, to the best of its knowledge, in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable. Rothschild will assume that any such projected or forecasted financial information reflects the best available estimates of future financial performance.

(c)	The Company will promptly notify Rothschild if it learns of any material inaccuracy or misstatement in, or material omission from, any Information theretofore delivered to Rothschild.

(d)

The Company acknowledges that in the course of this engagement it may be necessary for Rothschild and the Company to communicate electronically. The Company further acknowledges that although Rothschild will use commercially reasonable procedures to check for the most commonly known viruses, the electronic transmission of information cannot be guaranteed to be secure or error-free. Furthermore, such information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use. Accordingly, the Company agrees that Rothschild shall have no liability to the Company with respect to any error or omission

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arising from or in connection with: (i) the electronic communication of information to the Company, or (ii) the Company’s reliance on such information.

5. Indemnification. Since Rothschild will be acting on behalf of the Company in connection with its engagement hereunder and as further compensation for Rothschild’s services hereunder, the Company shall indemnify Rothschild and hold it harmless against any losses, claims, damages or liabilities arising in any manner out of or in connection with Rothschild’s rendering of services hereunder as more fully described in the Indemnification Agreement dated the date hereof and incorporated by reference herein (the “Indemnification Agreement”). The Indemnification Agreement shall survive any termination or expiration of this Letter Agreement.

6. Term. This Letter Agreement shall commence on the date hereof; provided, that either party may terminate this Letter Agreement with or without cause upon delivery of ten days’ prior written notice to the other party to that effect. Notwithstanding the foregoing, Rothschild shall be entitled to the fees set forth in Paragraph 2 above in the event the Company consummates a Transaction at any time within six months following the termination of this Letter Agreement or executes a letter of intent or definitive agreement with respect to a Transaction at any time within six months following the termination of this Letter Agreement (which subsequently results in the consummation of a Transaction at any time thereafter), in each case involving an acquiror with whom the Company had discussions concerning a Transaction following the execution of this Letter Agreement and prior to the termination of this Letter Agreement. No termination of Rothschild’s engagement hereunder shall affect the Company’s obligation to pay accrued fees and expenses to the extent provided for herein and to indemnify Rothschild as provided in the Indemnification Agreement. The provisions of Paragraphs 3, 4(a), 5 through 8 and 10 shall survive any termination of this Letter Agreement.

7. Other Rothschild Activities. Rothschild and its affiliates are involved in a wide range of financial advisory and investment banking activities from which conflicting interests or duties may arise. Rothschild will not have any duty to disclose to the Company or utilize for the Company’s benefit any non-public information acquired in the course of providing services to any third-party, engaging in any transaction (for its own account or otherwise) or otherwise carrying on its business. In addition, in the ordinary course of business, Rothschild and its affiliates may provide financial advisory or other investment banking services to, or have other relationships with, companies that may be customers, counterparties or competitors of the Company or that may otherwise have relationships with the Company. Rothschild shall have no obligation to disclose to the Company any information it receives as a result of such activities, or the fact that it is in possession of such information, and Rothschild shall have no obligation to use any such information for the benefit of or on behalf of the Company. In the ordinary course of Rothschild’s investment banking, brokerage and financial advisory service activities, Rothschild or its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its clients in equity, debt or other securities (or related derivative securities) or financial instruments of the Company, any of its affiliates or any other company that may be involved in the Transaction.

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8. Additional Services. The Company further understands that if Rothschild is asked to act for the Company in any other formal additional capacity not specifically addressed in this letter, such activities shall constitute separate engagements and the terms of any such additional engagements will be embodied in one or more separate written agreements containing terms and conditions to be mutually agreed upon, including, without limitation, appropriate indemnification provisions. The indemnity provisions in the Indemnification Agreement shall apply to any such other activities, unless superseded by an indemnity provision set forth in a separate agreement applicable to any such additional engagements, and shall remain in full force and effect regardless of any completion, modification or termination of Rothschild’s engagement(s).

9. Authorization. Rothschild will assume that any instructions, notices or requests have been properly authorized by the Company if they are given or purported to be given by a person who is, or is reasonably believed by Rothschild to be, a director, officer, employee or authorized agent.

10. General. The benefits of this Letter Agreement and the Indemnification Agreement shall inure to the respective successors and assigns of the parties hereto and thereto and of each Indemnified Party (as defined in the Indemnification Agreement), and the obligations and liabilities assumed in this Letter Agreement and the Indemnification Agreement by the parties hereto and thereto shall be binding upon their respective successors and assigns. The Company shall use its reasonable best efforts to cause any purchaser of all or substantially all of the Company’s assets to assume the Company’s obligations hereunder.

Rothschild has been retained under this Letter Agreement as an independent contractor and not as a fiduciary or agent of the Company or any third party (including security holders, creditors, employees or other stakeholders of the Company), and the Company hereby disclaims any such fiduciary relationship.

Notwithstanding anything herein to the contrary, in performing its services pursuant to this Letter Agreement, Rothschild is not assuming any responsibility for the Company’s decision to pursue (or not to pursue) any business strategy or to effect (or not to effect) any Transaction or other transaction.

The Company agrees to provide Rothschild with its tax or other similar identification number and/or other identifying documents, as Rothschild may request, to enable it to comply with applicable law. For your information, Rothschild may also screen the Company against various databases to verify its identity.

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Each party hereto confirms and agrees that, insofar as may be relevant to the services set forth in Paragraph 1 or the Transaction, it shall not, and shall ensure that its representatives and any other person who performs services for or on its behalf shall not, offer, give or agree to give, or request, accept or agree to accept, from any person, whether for itself or on behalf of another, any gift, payment, consideration or benefit of any kind which constitutes an illegal or corrupt practice under the laws of any relevant jurisdiction.

This Letter Agreement and the Indemnification Agreement contain the entire agreement of the parties with respect to the subject matter hereof and supersede and take precedence over all prior agreements or understandings, either oral or written, between Rothschild and the Company with respect to the subject matter hereof. The Company has all requisite power and authority to enter into this Letter Agreement and the Indemnification Agreement and the transactions contemplated hereby and thereby. This Letter Agreement has been duly and validly authorized by all necessary action on the part of the Company and has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

This Letter Agreement and the Indemnification Agreement may not be amended or modified except in a writing executed by the parties hereto. All aspects of the relationship created by this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein without giving effect to conflicts of law principles or rules to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction. THE COMPANY AND ROTHSCHILD WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE ENGAGEMENT OF ROTHSCHILD PURSUANT TO OR THE PERFORMANCE BY ROTHSCHILD OF THE SERVICES CONTEMPLATED BY THIS LETTER AGREEMENT. All actions and proceedings arising out of or relating to this Letter Agreement shall be heard and determined exclusively in any New York State or federal court sitting in the Borough of Manhattan of the City of New York, to whose jurisdiction the Company hereby irrevocably submits. The Company hereby irrevocably waives any defense or objection to the New York forum designated above.

This Letter Agreement and the Indemnification Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Letter Agreement by facsimile, portable document format (PDF) or other electronic means shall be effective as delivery of a manually executed counterpart to this Letter Agreement.

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If the foregoing correctly sets forth our agreement, we would appreciate your signing and returning to us the enclosed copies of this Letter Agreement and the Indemnification Agreement, whereupon this Letter Agreement and the Indemnification Agreement shall constitute binding agreements between us.

Sincerely,

ROTHSCHILD INC.

By:	/s/ Lawrence D. Portman
Lawrence D. Portman
Managing Director

Date:	9/14/12

Agreed and Accepted:

SCHIFF NUTRITION INTERNATIONAL, INC.

By:	/s/ Michael Hyatt
Name: Michael Hyatt
Title: Chairman of the Transactions Committee

Date:	September 14, 2012

September 14, 2012

Rothschild Inc.

1251 Avenue of the Americas

New York, New York10020

Ladies and Gentlemen:

Schiff Nutrition International, Inc. (the “Company”) agrees to indemnify and hold harmless Rothschild Inc. (“Rothschild”) and its affiliates (within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934, as amended), and each of their respective officers, directors, employees and agents and each other person, if any, controlling Rothschild or any of its affiliates (each such person and Rothschild being hereinafter called an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against any losses, claims, liabilities, damages or proceedings, including, without limitation, stockholder, creditor or derivative actions, judgments, assessments, investigation costs, settlement costs, fines, penalties, arbitration awards and any other reasonable liabilities, costs, fees and expenses (collectively, “Losses”), directly or indirectly in connection with, arising out of, based upon, or in any way related to the engagement of Rothschild under our letter agreement dated September 10, 2012 (the “Letter Agreement”) or any transaction, activities or conduct in connection therewith, which activities or conduct occurred on or after August 1, 2012; provided that the Company shall not be required to indemnify any Indemnified Party for such Losses if and only to the extent that it is finally judicially determined by a court of competent jurisdiction, or pursuant to a settlement tantamount thereto to which Rothschild is a party, that such Losses arose primarily because of the gross negligence, willful misconduct, bad faith or fraud of such Indemnified Party.

The Company shall further promptly reimburse any Indemnified Party for any reasonable fees, charges and disbursements of legal counsel or other reasonable fees, disbursements or expenses as they are incurred (a) in investigating, preparing, pursuing, settling or defending or assisting in the defense of any action or other proceeding (whether formal or informal) or threat thereof (including, without limitation, any expenses incurred in connection with any response to a subpoena or similar request for documents and/or testimony) relating to any of the matters covered by the indemnification set forth in the preceding paragraph, whether or not in connection with pending or threatened litigation or arbitration, whether or not any Indemnified Party is a party and whether or not resulting in any liability (each, an “Action”), and (b) in connection with enforcing such Indemnified Party’s rights under this Agreement; provided, however, that in the

Rothschild Inc.

September 14, 2012

event and only to the extent that it is finally judicially determined by a court of competent jurisdiction, or pursuant to a settlement tantamount thereto to which Rothschild is a party, that the Losses of such Indemnified Party arose primarily because of the gross negligence, willful misconduct, bad faith or fraud of such Indemnified Party, such Indemnified Party will promptly remit to the Company any amounts reimbursed under this paragraph.

The Company agrees that if any right of any Indemnified Party set forth in the preceding paragraphs is finally judicially determined to be unavailable, or is insufficient to hold such Indemnified Party harmless against such Losses as contemplated herein, except as provided therein, then the Company shall contribute to such Losses (a) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and such Indemnified Party, on the other hand, in connection with the transactions contemplated in the Letter Agreement, and (b) if (and only if) the allocation provided in clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) but also the relative fault of the Company and such Indemnified Party and any other party; provided, that, in no event will the aggregate contribution of all such Indemnified Parties exceed the amount of fees received by Rothschild under the Letter Agreement. Relative benefits to the Company, on the one hand, and Rothschild, on the other hand, with respect to the matters contemplated in the Letter Agreement shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid or received or proposed to be received by the Company or its security holders, as the case may be, pursuant to the transaction(s), whether or not consummated, contemplated by the Letter Agreement, bears to (ii) all fees actually received by Rothschild in connection with the Letter Agreement. Relative fault shall be determined by reference to, among other things, whether any alleged conduct relates to information provided by the Company or other conduct by the Company (or the Company’s employees or other agents), on the one hand, or by Rothschild, on the other hand.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its owners, parents, affiliates, security holders, creditors or any other person claiming through or on behalf of the Company for or in connection with advice or services rendered or to be rendered by any Indemnified Party pursuant to the Letter Agreement or the transactions contemplated thereby or any Indemnified Party’s actions or inactions in connection with any such advice, services or transactions except for and only to the extent that such Losses of the Company are finally judicially determined by a court of competent jurisdiction, or pursuant to a settlement tantamount thereto to which Rothschild is a party, to have arisen primarily because of the gross negligence, willful misconduct, bad faith or fraud of such Indemnified Party in connection with any such advice, actions, inactions or services.

The rights of the Indemnified Parties hereunder shall be in addition to any other rights that any Indemnified Party may have at common law, by statute or otherwise. Except as otherwise

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September 14, 2012

expressly provided for in this Indemnification Agreement, if any term, provision, covenant or restriction contained in this Indemnification Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Indemnification Agreement shall all remain in full force and effect and shall in no way be affected, impaired or invalidated.

The Company will not, without Rothschild’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise resolve or seek to terminate any action, claim, suit, investigation, or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination (i) includes an express, unconditional release of each Indemnified Party from any liabilities arising out of such action, claim, suit, investigation or proceeding and (ii) does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of an Indemnified Party. No Indemnified Party seeking indemnification, reimbursement or contribution under this Indemnification Agreement will, without the Company’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to herein.

The Company acknowledges that in connection with the services rendered pursuant to the Letter Agreement Rothschild is acting as an independent contractor and not as a fiduciary or agent of the Company or any third party (including security holders, creditors, employees or other stakeholders of the Company), and the Company hereby disclaims any such fiduciary relationship. This Indemnification Agreement and any other agreements relating to the Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein without giving effect to conflicts of law principles or rules to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction. THE COMPANY AND ROTHSCHILD WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE ENGAGEMENT OF ROTHSCHILD PURSUANT TO OR THE PERFORMANCE BY ROTHSCHILD OF THE SERVICES CONTEMPLATED BY THE LETTER AGREEMENT AND THIS INDEMNIFICATION AGREEMENT. All actions and proceedings arising out of or relating to this Indemnification Agreement shall be heard and determined exclusively in any New York State or federal court sitting in the Borough of Manhattan of the City of New York, to whose jurisdiction the Company hereby irrevocably submits. The Company hereby irrevocably waives any defense or objection to the New York forum designated above.

Rothschild Inc.

September 14, 2012

The provisions of this Indemnification Agreement shall apply to the Letter Agreement (including related activities prior to the date hereof) and any modification thereof and shall remain in full force and effect regardless of the completion or termination of the Letter Agreement.

Please indicate your agreement to and acceptance of the above terms by signing where indicated below.

Sincerely yours,

SCHIFF NUTRITION INTERNATIONAL, INC.

By:	/s/ Michael Hyatt
Name: Michael Hyatt
Title: Chairman of the Transactions Committee

Terms Agreed to and Accepted:

ROTHSCHILD INC.

By:	/s/ Lawrence D. Portman
Lawrence D. Portman
Managing Director